

August 13, 2014

<u>Via E-mail</u>
Omar Barrientos
President
Premiere Opportunities Group, Inc.
1407 Broadway, Suite 1704
New York, NY 10018

 Re: Premiere Opportunities Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed April 16, 2014
      File No. 000-52047

Dear Mr. Barrientos:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please amend your filing to provide disclosure for the fiscal year ended December 31, 2013. In this regard, we note that much of your report provides disclosure regarding your business as of December 31, 2012. Additionally, you provide disclosure dated as of December 31, 2010 in response to a number of item requirements. Please revise accordingly, with particular attention to Employees and Consultants; Risk Factors; Market for Common Equity and Related Stockholder Matters; Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(A); Executive Compensation; and the footnotes to your beneficial ownership table in Security Ownership of Certain Beneficial Owners and Management.

2. Please include an exhibit index and file all exhibits pursuant to Item 601 of Regulation S-K, including material agreements related to your joint venture with Cabe Studio, your letter of intent with Global Fashion Inc. and Avani Holdings LLC, your employment

agreements with your directors and officer and your compensatory plans or arrangements. In addition, please file your articles of incorporation, your bylaws, any instruments defining the rights of security holders, your code of ethics, a list of your subsidiaries, and your XBRL exhibit. Previously filed exhibits may be incorporated by reference pursuant to Item 601(a)(1) of Regulation S-K and Rule 12b-32 under the Exchange Act.

Item 9. Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(A) of the Exchange Act

3. We note your disclosure in your Disclosure Controls and Procedures section that your president is your sole member of management. However, in this section, you disclose that Omar Barrientos is your secretary. Please revise for consistency. In addition, we note that in this section you state that Christopher Giordano is your president, but, on your signature page, you identify Omar Barrientos as your president, principal executive officer and principal accounting officer. Please revise for consistency or advise. Finally, we note that Mr. Barrientos signed Exhibits 31.1. and 32.2 as your principal executive officer and principal financial officer. If true, please identify Mr. Barrientos as your principal financial officer in this section and have him sign in his capacity as such in the second part of your signature page.

Item 11. Security Ownership of Certain Beneficial Owners and Management

4. Please disclose beneficial ownership information for any person who is known to be the beneficial owner of more than five percent of any class of your voting securities pursuant to Item 403 of Regulation S-K. In this regard, we note your disclosure in Note 3 to the financial statements that in 2011 you issued a total of 200,000 shares of Series B Preferred Stock to a related party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor